    UNITED STATES

    SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

     SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Young Hwa Kim

+82-2-707-9137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,708,712
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,708,712
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,708,712
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 141,653,780 shares outstanding as of February 25, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 28, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,123,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,123,608
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 141,653,780 shares outstanding as of February 25, 2022, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 28, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,708,712 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,708,712 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,708,712 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% **
14.	Type of Reporting Person (See Instructions) CO

* Represents Common Shares held by ILJIN SNT.

** Based on 141,653,780 shares outstanding as of February 25, 2022, as reported in the Issuer’s Report on Form

10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 28, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Sae Kyoung Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Chin Kyu Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,445,480
	8.	Shared Voting Power 6,832,320 *
	9.	Sole Dispositive Power 1,445,480
	10.	Shared Dispositive Power 6,832,320 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,277,800 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% ***
14.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 5,708,712 Common Shares held by ILJIN SNT and (ii) 1,123,608 Common Shares held by ILJIN Steel.

** Consists of: (i) 1,445,480 Common Shares held by Mr. Huh, (ii) 5,708,712 Common Shares held by ILJIN SNT and (iii) 1,123,608 Common Shares held by ILJIN Steel.

*** Based on 141,653,780 shares outstanding as of February 25, 2022, as reported in the Issuer’s Report on Form

10-K for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 28, 2022.

CUSIP No. 05156V102

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019, Amendment No. 6 thereto filed on December 18, 2019, Amendment No. 7 thereto filed on July 23, 2020, Amendment No. 8 thereto filed on October 9, 2020, Amendment No. 9 thereto filed on January 26, 2021 and Amendment No. 10 thereto filed on January 27, 2021 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following item of the Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 11 to Schedule 13D.

(c) On February 28, 2022 Iljin SNT purchased 200,000 Common Shares in an open market broker transaction at a price of $11.75 per share.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2022	ILJIN SNT CO., LTD.

	By:	/s/ Young Hwa Kim

		Name:	Young Hwa Kim

		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Young Hwa Kim

		Name:	Young Hwa Kim

		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Young Hwa Kim

		Name:	Young Hwa Kim

		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Young Hwa Kim

		Name:	Young Hwa Kim

		Title:	Authorized Signatory

/s/ Chin Kyu Huh

Chin Kyu Huh

/s/ Sae Kyoung Huh

Sae Kyoung Huh